SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2016
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: September 9, 2016

List of materials

Documents attached hereto:

i) Press release announcing Issues of the Thirtieth, Thirty-first, Thirty-second and Thirty-third Series of Unsecured Bonds

News & Information	1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan

No. 16-087E
September 9, 2016

Issues of the Thirtieth, Thirty-first, Thirty-second and Thirty-third Series of Unsecured Bonds

Tokyo, September 9, 2016 --Sony Corporation (the “Corporation”) announced today that it has determined the final terms of four tranches of unsecured straight bonds in the total principal amount of 200.0 billion yen. The bonds will be issued in Japan under the Corporation’s domestic bond shelf registration for public offerings in Japan (the aggregate principal amount under the shelf registration, before taking into account the issuance of these four tranches, is 300.0 billion yen and the shelf registration’s period of effectiveness ends on August 24, 2018). The Corporation intends to use the proceeds of the issues for the repayment of debt.

The Thirtieth Series Unsecured Bonds
1.	Total amount of issue:	70.0 billion yen
2.	Denomination of each Bond:	1 million yen
3.	Interest rate:	0.05% per annum
4.	Issue price:	100% of the principal amount
5.	Redemption price:	100% of the principal amount
6.	Maturity date:	September 20, 2019
7.	Interest payment dates:	March 20 and September 20 of each year
8.	Fiscal, issuing and paying agent:	Sumitomo Mitsui Banking Corporation
9.	Ratings:	“A-” from Rating and Investment Information, Inc. (R&I) and “A” from Japan Credit Rating Agency, Ltd. (JCR)

The Thirty-first Series Unsecured Bonds
1.	Total amount of issue:	90.0 billion yen
2.	Denomination of each Bond:	1 million yen
3.	Interest rate:	0.23% per annum
4.	Issue price:	100% of the principal amount
5.	Redemption price:	100% of the principal amount
6.	Maturity date:	September 17, 2021
7.	Interest payment dates:	March 20 and September 20 of each year
8.	Fiscal, issuing and paying agent:	Sumitomo Mitsui Banking Corporation
9.	Ratings:	“A-” from Rating and Investment Information, Inc. (R&I) and “A” from Japan Credit Rating Agency, Ltd. (JCR)

The Thirty-second Series Unsecured Bonds
1.	Total amount of issue:	15.0 billion yen
2.	Denomination of each Bond:	1 million yen
3.	Interest rate:	0.28% per annum
4.	Issue price:	100% of the principal amount
5.	Redemption price:	100% of the principal amount
6.	Maturity date:	September 20, 2023
7.	Interest payment dates:	March 20 and September 20 of each year
8.	Fiscal, issuing and paying agent:	Sumitomo Mitsui Banking Corporation
9.	Ratings:	“A-” from Rating and Investment Information, Inc. (R&I) and “A” from Japan Credit Rating Agency, Ltd. (JCR)

The Thirty-third Series Unsecured Bonds
1.	Total amount of issue:	25.0 billion yen
2.	Denomination of each Bond:	1 million yen
3.	Interest rate:	0.42% per annum
4.	Issue price:	100% of the principal amount
5.	Redemption price:	100% of the principal amount
6.	Maturity date:	September 18, 2026
7.	Interest payment dates:	March 20 and September 20 of each year
8.	Fiscal, issuing and paying agent:	Sumitomo Mitsui Banking Corporation
9.	Ratings:	“A-” from Rating and Investment Information, Inc. (R&I) and “A” from Japan Credit Rating Agency, Ltd. (JCR)

Note: This press release is intended as general information regarding Sony Corporation’s issuance of unsecured straight bonds and does not constitute, or form a part of, an offer of securities for sale in the United States or Canada or any jurisdiction where it is unlawful to do so. The securities have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any jurisdiction other than Japan, and the securities may not be offered or sold in the United States or to, or for the benefit of, a U.S. person (as defined in Regulation S under the Securities Act) absent registration under the Securities Act or an applicable exemption from the registration requirements under the Securities Act or offered or sold in any other jurisdiction absent compliance with applicable securities laws.

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